EXHIBIT 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 14.1% increase in net earnings to $574 million and 23.4% growth in free cash flow in the first quarter of 2012

  BCE Q1 net earnings attributable to common shareholders of $574 million, up 14.1%; Adjusted net earnings(1) attributable to common shareholders of $580 million, up 6.8%
  Cash flows from operating activities up 63.2%, while free cash flow(3) increases 23.4%
  Bell revenue growth of 11.6% and EBITDA(2) growth of 6.6% reflect strong contributions from Bell Wireless and Bell Media
  Best Q1 Wireless EBITDA growth in five years at 13.0%; wireless service margin expands to 42.9% on 6% increase in service revenue; Postpaid net activations of 62,576 reflect continued strong smartphone adoption with smartphone users now representing 52% of postpaid subscriber base
  Bell Fibe TV net activations of 33,443 bring total Fibe TV subscriber base to 120,000; Bell TV now serves more than 2.1 million customers across Canada
  Bell Wireline maintains relatively stable margin of 38.9% in a declining voice revenue environment on reduction in operating costs

MONTRÉAL, May 3, 2012 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the first quarter (Q1) of 2012.

BCE reported Q1 net earnings attributable to common shareholders of $574 million, up 14.1% from $503 million last year, and adjusted net earnings attributable to common shareholders of $580 million, an increase of 6.8% compared to $543 million in Q1 2011. Earnings per share (EPS) of $0.74 per share and Adjusted EPS(1) of $0.75 per share were up 10.4% and 4.2%, respectively, compared to $0.67 and $0.72 per share in Q1 2011.

Bell delivered revenue growth of 11.6%, reflecting significant contributions from Bell Media –formed in April 2011 after Bell acquired CTV – and Bell Wireless, which reported higher service revenues driven by a growing postpaid subscriber base and higher average revenue per user (ARPU). These growth services offset lower wireline revenue, reflecting continued decline in local and long-distance voice services that was nevertheless improved in Q1 over the previous quarter due to improved residential local access line retention and Fibe TV pull-through. Bell EBITDA increased 6.6% in the quarter on the strength of wireless EBITDA growth (up 13%), the positive impact of the CTV acquisition and improved wireline operating costs.

“The Bell team’s successful execution of our Strategic Imperatives resulted in solid Q1 financial performance, with significant growth in Bell revenue and EBITDA reflecting especially strong contributions by Bell Wireless and Bell Media,” said George Cope, President and CEO of Bell Canada and BCE. “We look forward to welcoming Montreal-based Astral Media to the Bell team later this year as Bell works to expand our media leadership, delivering the best content across the best networks to any broadband screens our customers choose.”

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“Bell’s strategic investments in world-leading network technology and Canada’s best content continue to drive steady growth in our Fibe TV and broadband mobile services. In Q1, we increased our smartphone customers and mobile data revenue significantly as we continued to roll out our new 4G LTE mobile network and enhance our industry-leading Bell Mobile TV service. And with next-generation Fibe TV coverage expanded to 2.2 million homes across Québec City, Montréal and Toronto, Fibe TV customer additions more than tripled over last year. The popularity of Fibe TV is improving performance in our other residential services too, as almost 9 out of 10 new Fibe TV customers also chose both Bell Internet and Bell Home Phone,” said Mr. Cope.

Bell is committed to achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks and Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure.

“Our execution in the first quarter demonstrated a solid start to the year, highlighted by strong wireless performance, stabilizing Business Markets performance, continued competitive price discounting in residential wireline, and Media results that delivered a strong contribution to earnings and cash flow. With healthy year-over-year growth in EBITDA, Adjusted EPS and Free Cash Flow in Q1, our 2012 financial plan is on track as we reconfirm today all our Bell and BCE guidance targets for the year,” said Siim Vanaselja, Chief Financial Officer for Bell and BCE. “Our continued strong earnings and Free Cash Flow generation provides solid support for BCE’s 2012 increased dividend, all underpinned by a sound balance sheet and credit metrics. Additionally, our pending acquisition of Astral, expected to close in the second half of the year, will be EPS and cash flow accretive in 2013 – positioning us well to continue executing on our dividend growth objective going forward.”

Bell Fibe growth in Québec City
Québec City – the site of Bell’s Annual General Shareholder Meeting being held today – is the focus of a $240 million investment in fibre-to-the-home technology that is bringing the fastest Internet speeds and the best TV service available to residents of Québec’s capital. Bell announced yesterday that it will hire an additional 300 new Bell team members in Québec City in the remainder of 2012 to support its ongoing Fibe buildout in the region.

BCE first in Canada to achieve significant Internet milestone of 3 million customers
Building on its position as Canada’s largest Internet Service Provider, BCE announced today that Bell and Bell Aliant now serve more than 3 million residential and business Internet customers as of Q1 2012. With more than $3 billion in annual capital investment, Bell companies are bringing the latest-generation fibre optic technology and the fastest Internet speeds to customers in centres across eastern Canada.

Competition Bureau completes review of Bell’s acquisition of ownership position in MLSE, confirms it has no plans to challenge
Yesterday, the Competition Bureau confirmed that it has no plans to challenge Bell’s acquisition of an ownership position in Maple Leaf Sports and Entertainment (MLSE), while noting that the Competition Act provides a one-year period following completion of such transactions during which it can bring the matter before the Tribunal. MLSE is Canada’s largest sports and entertainment company and owner of the premier professional sports teams in Canada’s largest marketplace: The Toronto Maple Leafs, Toronto Raptors, Toronto Marlies and Toronto FC. On December 9, 2011, Bell announced it had, in a joint ownership arrangement with Rogers Communications Inc. (Rogers), agreed to purchase a net 75% ownership position in MLSE from

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Ontario Teachers’ Pension Plan Board. The acquisition secures on a long-term basis access to TV, mobile, digital online and radio broadcast rights for both Bell and Rogers to MLSE’s sports teams. This investment in MLSE accelerates Bell’s strategy to deliver Canada’s best content across world-leading broadband networks to any screen customers may choose. The transaction is expected to close in mid-2012 following Canadian Radio-television and Telecommunications Commission (CRTC) and sports league approvals.

Acquisition of Astral Media
In March, BCE announced the acquisition of Montréal-based Astral Media Inc. and its leading specialty and pay television channels, radio stations, digital media properties, and national out-of-home advertising platforms. Expected to close in the second half of 2012, the acquisition will greatly enhance Bell’s competitive position in the French-language media market, improve control of content costs, and present new opportunities for cross-platform media and advertising innovation at Bell Media.

NCIB program
On March 12, 2012, BCE completed its Normal Course Issuer Bid (NCIB) program, having repurchased and canceled 6,104,905 common shares, at an average price of $40.95 per share, for a total cost of $250 million. Since December 2008, BCE has repurchased more than 62 million shares at an average price of $27.85 per share for a total cost of $1.7 billion.

Bell operational performance
Bell’s operating revenues increased 11.6% to $4,333 million in Q1 2012. This was the result of increased revenues from Bell Media, Bell Wireless and Wireline data, which offset declines in local and access, long distance as well as in equipment and other revenues. Bell’s EBITDA grew 6.6% this quarter to $1,605 million on strong performance by Bell Wireless and the addition of Bell Media’s EBITDA.

Bell Wireless EBITDA in Q1 2012 grew 13.0% to $521 million and its service margin expanded to 42.9% from 40.3% last year, reflecting solid wireless revenue growth of 5.5% to $1,320 million and disciplined control over postpaid subscriber acquisition and customer retention spending. Postpaid net activations totaled 62,576 as smartphone adoption continued to accelerate. Smartphone users represented 52% of total postpaid subscribers at the end of Q1, up from 34% a year earlier. This drove significantly higher wireless data usage year over year with services like Bell Mobile TV, which contributed to strong mobile data revenue growth of 31% and blended ARPU growth of 4.2%. Blended ARPU was $53.84 per month in Q1 2012, up from $51.68 per month in Q1 2011.

Bell Wireline revenue totaled $2,579 million in the quarter, down 3.5% from Q1 2011, while EBITDA decreased 3.9% to $1,003 million, as competitive and wireless substitution pressures continued to affect legacy voice and data services. This was moderated by the solid growth in residential Internet revenue, higher IP broadband connectivity revenues and increased data sales to our business customers. Bell maintained relatively steady wireline margins year over year as a result of our continued focus on managing wireline costs, which improved 3.2%, or $52 million, in the quarter. Bell Fibe TV added 33,443 net new subscribers in Q1 2012, driving a 119% increase in total TV net activations year over year. The activation of new Fibe customers also led to stronger Internet acquisition with 12,393 new Internet customers in the quarter.

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Bell Media revenue was $512 million in Q1 2012, driven by advertising sales across its television, radio and digital media properties, as well as subscriber fees paid by broadcast distributors for carrying Bell Media’s TV services. Subscriber revenues this quarter reflected higher rates charged to broadcast distributors for carrying leading Bell Media specialty channels, such as TSN and RDS. Bell Media EBITDA in Q1 2012 was $81 million, which included a $23 million non-cash charge to amortize the fair value increment of programming rights recognized on the acquisition of CTV.

Bell invested $680 million in new capital this quarter to support its rapid broadband network infrastructure development, a $165 million increase from Q1 2011. Our investments support the deployment of broadband fibre to residential homes, neighbourhoods and businesses in Québec and Ontario and enhancements to Bell’s core wireline broadband network to support the commercial roll-out of Fibe TV and Fibe Internet. Capital investments also increased speed and capacity in our IP backbone network infrastructure, enhanced wireless capacity and enabled the rapid rollout of Bell’s 4G LTE mobile network which is now available in 16 urban centres across Canada with deployment to more centres planned for this year.

BCE results
BCE’s operating revenue grew 9.9% in Q1 2012, while EBITDA increased 5.1%, mainly as a result of higher revenue at Bell, driven by the acquisition of CTV and improved year-over-year performance at Bell Wireless.

BCE’s cash flows from operating activities were $1,198 million in Q1 2012, compared to $734 million in the same period last year due to lower pension contributions at Bell Aliant. Free cash flow available to BCE’s common shareholders increased 23.4% to $327 million in Q1 2012. The year-over-year improvement is attributable primarily to higher EBITDA and positive changes in working capital due, in part, to customer rebates paid from Bell’s deferral account balance obligation in Q1 2011 that did not occur this year.

BCE’s net earnings attributable to common shareholders increased 14.1% in Q1 2012 to $574 million, or $0.74 per share, compared to $503 million, or $0.67 per share, in the same quarter last year. The year-over-year increase in earnings is due primarily to higher EBITDA and lower severance, acquisition and other costs.

BCE’s Adjusted EPS was $0.75 per common share in the quarter, compared to $0.72 per common share in the previous year. The 4.2% increase reflects higher EBITDA and a lower statutory tax rate year over year, offset partly by higher depreciation expense, increased interest expense attributable to long-term debt related to the CTV acquisition, and the dilutive impact of BCE common shares issued in relation to the CTV acquisition.

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Financial Highlights

($ millions except per share amounts) (unaudited)	Q1 2012	Q1 2011	% change
Bell (i)
Operating Revenues	4,333	3,882	11.6%
EBITDA	1,605	1,505	6.6%
BCE
Operating Revenues	4,909	4,466	9.9%
EBITDA	1,927	1,833	5.1%
Net Earnings Attributable to Common Shareholders	574	503	14.1%
EPS	0.74	0.67	10.4%
Adjusted EPS	0.75	0.72	4.2%
Cash flows from operating activities	1,198	734	63.2%
Free Cash Flow	327	265	23.4%

(i)	Bell includes the Bell Wireless, Bell Wireline and Bell Media segments.

Bell Wireless
Bell Wireless’ operating performance in Q1 2012 was highlighted by profitable postpaid subscriber growth, as evidenced by higher blended ARPU and disciplined spending on postpaid subscriber acquisition and customer retention, which helped drive double-digit wireless EBITDA growth and a higher margin year over year.

  Bell Wireless operating revenues increased 5.5% in the first quarter of 2012 to $1,320 million. Service revenue was up 6.0% to $1,214 million as a result of a larger postpaid subscriber base and growth in wireless data usage. Product revenue decreased 5.1% in the quarter to $94 million mainly as a result of lower volumes.
  Blended ARPU was $53.84 per month in Q1 2012, up 4.2% compared to $51.68 per month in Q1 2011. Growth in blended ARPU was primarily the result of increasing data usage which reflects a greater percentage of higher-value postpaid customers using smartphones in our subscriber base. That was partly offset by declining voice ARPU.
  Smartphone users represented 52% of total postpaid subscribers at the end of Q1 2012, compared to 34% one year earlier.
  Bell Wireless EBITDA reached $521 million in the first quarter, up 13.0%. The increase is mainly attributable to higher wireless operating revenues and cost management as wireless operating costs increased marginally year over year.
  EBITDA margin as a percentage of wireless service revenue increased to 42.9% in Q1 2012, from 40.3% in Q1 2011, on solid service revenue growth.
  Postpaid gross activations totaled 293,572 this quarter compared to 299,657 in the first quarter of 2011, consistent with our focus on profitable postpaid subscriber growth and increasing our mix of higher-value customers.
  Prepaid gross activations decreased 23.8% in Q1 2012 to 94,574, due primarily to our emphasis on postpaid acquisitions as well as competitive acquisition offers from the newer wireless entrants for lower-ARPU subscribers.

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  Blended churn rate decreased to 1.8% in the quarter compared to 1.9% in Q1 2011 due to a greater percentage of postpaid subscribers in our customer base, year over year, as postpaid service typically has lower churn than prepaid service. Postpaid churn this quarter was stable at 1.4%. Prepaid churn increased to 3.9% from 3.7%, due to a high level of competitive intensity particularly at the low end of the consumer market.
  Postpaid net activations totaled 62,576 this quarter, down from 80,648 in Q1 2011, as a result of fewer gross activations.
  Prepaid net customer losses increased to 83,903 in Q1 2012, from 75,356 in Q1 2011, as a result of fewer gross activations and higher churn.
  The Bell Wireless client base reached 7,406,155 wireless subscribers at the end of Q1 2012, a 2.2% increase over last year.
  Bell continued to enhance its 4G HSPA+ network, which now serves more than 97% of the Canadian population, while continuing to roll out its next-generation 4G LTE network, which now serves 16 urban centres in 7 provinces and territories: Whitehorse, Yellowknife, Vancouver, Calgary, Edmonton, the Great Toronto Area (GTA), Ottawa, Hamilton, London, Kitchener-Waterloo, Guelph, Belleville, Peterborough, Montréal, Québec City and Halifax.
  Bell’s leadership in 4G mobile devices continues with the announcement of several new smartphones in Q1, including the new Galaxy S II HD LTE, superphone available exclusively from Bell starting today.
  Bell Mobility also announced the introduction of Bell PTT, a next-generation push-to-talk service for business customers that takes full advantage of the broader coverage and faster data speeds of Bell’s 4G networks.

Bell Wireline
Bell Residential Services experienced growing market traction for Fibe TV in Toronto, Montréal and Québec City, an improving Internet net activations trajectory, and fewer retail residential network access service (NAS) line losses. Richer upfront promotional discounts and retention credits to customers, as well as ongoing legacy voice erosion and re-pricing pressures in our business and wholesale markets contributed to lower overall wireline revenues this quarter. Bell wireline margins remained relatively steady as a result of our continued focus on wireline cost reductions and stabilizing operating performance in our Business Markets unit.

  Bell Wireline revenues totaled $2,579 million in this quarter, down 3.5% from Q1 2011.
  The decline reflects a decrease in local and access, long distance, and equipment and other revenues, partly offset by slightly higher year-over-year data revenues.
  Data revenues in Q1 2012 increased 0.2% to $1,418 million, reflecting an improving revenue trend compared to previous quarters in 2011. Beginning in Q1 2012, we began including revenue generated from Bell’s TV services in wireline data revenues to align our reporting with that of our Canadian and U.S. industry peers. Prior periods have been restated to make year-over-year comparisons consistent.
  Local and access revenues declined 7.0% in Q1 2012 to $678 million. Total NAS at the end of Q1 was 6,005,126, representing a 6.4% decline year over year. This is attributable to competition and a reduction in access lines and digital circuits, as customers continue to adopt wireless and IP-based technologies.
  Long distance revenues declined 9.4% to $212 million this quarter.
  Equipment and other revenue decreased 12.3% this quarter to $192 million.
  Bell Wireline EBITDA was $1,003 million, down 3.9% from the first quarter of 2011 due to lower operating revenues, partly offset by lower operating costs which improved 3.2% in Q1 2012. EBITDA margin was 38.9% this quarter, compared to 39.1% in Q1 2011.

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  Total TV net activations totaled 17,623 in Q1 2012, up from 8,058 in Q1 2011. TV subscriber acquisition was fueled by increased sales of Fibe TV, which added 33,443 net new customers this quarter, reflecting increasing customer demand as we further expanded our Fibe TV footprint and enhanced our service bundle offers in many urban markets to include Fibe TV and Fibe Internet services. This was moderated by lower satellite TV net activations this quarter, due to roll-outs of IPTV service by other competing service providers, aggressive customer conversion offers from cable competitors, and Bell customer migrations to Fibe TV.
  The Bell TV subscriber base totaled 2,111,675 at the end of Q1 2012, representing a 3.3% increase since the end of the first quarter of 2011.
  Bell added 12,393 new net high-speed Internet customers in the first quarter of 2012, compared to additions of 13,161 in Q1 2011. The result this quarter represents an improvement over the previous few quarters, reflecting the pull-through effect of Fibe TV customer activations, continued broadband fibre service expansion, as well as fewer business and wholesale customer deactivations.
  Residential net losses in the quarter were 71,119, compared to net losses of 64,287 in Q1 2011. Business NAS losses totaled 25,411 in Q1 2012, compared to a net gain of 5,044 in Q1 2011. The results for Q1 2011 reflected the favourable impact of wholesale customer migrations from a competitor via a third-party reseller, which began in Q4 2010 and were completed substantially in Q2 2011. Excluding the impact of this third-party reseller, residential NAS net losses improved 3.4%, year over year, to 66,999 this quarter compared to 69,391 last year, while business NAS losses were 22,700 compared to a loss of 18,303 in Q1 2011.

Bell Media
On April 1, 2011, Bell completed its acquisition of CTV and launched the new Bell Media segment encompassing all CTV and other Bell content assets, including the Sympatico.ca portal.

  Bell Media’s operating revenue was $512 million this quarter, as advertising revenues were supported by the maintenance of strong audience levels in conventional and specialty TV channels, strong subscriber revenue growth due to higher rates for broadcast distributors carrying leading Bell Media specialty channels such as TSN and RDS, and increasing usage of online video and mobile TV services.
  Subscriber revenues in Q1 2012 reflect the implementation of higher rates charged to broadcast distributors for Bell Media specialty sports and non-sports services, as well as continued solid specialty channel and digital results.
  Bell Media’s EBITDA was $81 million in Q1 2012. A $23 million non-cash charge was recognized in the quarter for the amortization of the fair value increment of certain programming rights acquired as part of the CTV acquisition.
  CTV completed the winter ratings season with 13 of the 20 top programs among all viewers, with Big Bang Theory continuing to be the number one performer in Canada. For the spring season to date, CTV held 12 of the 20 top programs among all viewers.
  Bell Media specialty channels also continued to ongoing high viewership levels, led by TSN which remains the #1 specialty channel in all key demographics.
  CTV’s non-sports specialty services maintained strong audience growth, led by double-digit increases for The Comedy Network, Bravo! and CP24.
  For the first time in CTV history, a highly-anticipated new series – SMASH – previewed online on CTV.ca and the CTV iPad App prior to the conventional television premiere. Similarly, CTV.ca exclusively presented the first-ever backstage camera at the JUNO Awards.

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  BNN Mobile Portal, the first of many mobile-optimized sites to be launched throughout Bell Media properties, went live during the quarter.
  Bell Media websites streamed more than 186 million video views in the quarter and welcomed 14.7 million unique visitors on average each month, serving up 30 million hours of video and a total of 1.9 billion page views. Page views on CTV.ca grew 6%, with major gains in properties such as TSN.ca and TheComedyNetwork.ca.

Bell Aliant Regional Communications
Bell Aliant’s revenues in the first quarter of 2012 remained unchanged at $682 million year over year. Bell Aliant’s EBITDA decreased 1.8% to $322 million due mainly to slightly higher operating costs in Q1 2012 compared to the same period last year.

Common Share Dividend
BCE’s Board of Directors has declared a quarterly dividend of $0.5425 per common share, payable on July 15, 2012 to shareholders of record at the close of business on June 15, 2012.

Outlook
BCE confirmed its financial guidance targets for 2012, as provided on February 9, 2012, as follows:

2012 Guidance Issued February 9, 2012
Bell (i)
Revenue Growth	3% - 5%
EBITDA Growth	2% - 4%
Capital Intensity	≤16%
BCE
Adjusted EPS (ii)	$3.13 - $3.18
Free Cash Flow	$2,350 M - $2,500 M
Common dividend per share	$2.17
Dividend payout ratio (iii)
- Adjusted EPS	approx. 69%
- Free Cash Flow	approx. 69%

(i)	Bell’s 2012 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)	EPS before severance, acquisition and other costs and net gains/losses on investments.
(iii)	Calculated using the mid-point of BCE’s 2012 Adjusted EPS and free cash flow guidance ranges.

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Call with Financial Analysts
BCE will hold a conference call for financial analysts to discuss first quarter results on Thursday, May 3 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial 416-695-7848 or toll-free 1-800-952-6845 shortly before the start of the call. A replay will be available for one week by dialing 905-694-9451 or 1-800-408-3053 and entering pass code 4187858#.

There will also be a live audio webcast of the call available on BCE’s website at: http://bce.ca/investors/investorevents/all/show/bce-q1-2012-results-conference-call. The mp3 file will be available for download on this page later in the day.

Notes
The information contained in this news release is unaudited.

(1)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

($ millions except per share amounts)
	Q1 2012		Q1 2011
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	574	0.74	503	0.67
Severance, acquisition and other costs	14	0.02	40	0.05
Net gains on investments	(8)	(0.01)	-	-
Adjusted net earnings	580	0.75	543	0.72

(2)

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements

EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s Q1 2012 consolidated financial statements.

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We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to EBITDA.

($ millions)
	Q1 2012	Q1 2011
Net earnings	676	582
Severance, acquisition and other costs	19	61
Depreciation	644	611
Amortization	181	179
Finance costs
Interest expense	204	191
Interest on employee benefits obligations	243	242
Expected return on pension plan assets	(267)	(254)
Other expense	20	22
Income taxes	207	199
EBITDA	1,927	1,833

(3)

The term free cash flow does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.

The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

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($ millions)
	Q1 2012	Q1 2011
Cash flows from operating activities	1,198	734
Bell Aliant dividends/distributions to BCE	48	71
Capital expenditures	(817)	(634)
Dividends paid on preferred shares	(33)	(28)
Dividends paid by subsidiaries to non-controlling interest	(79)	(91)
Acquisition costs paid	25	4
Bell Aliant free cash flow	(15)	209
Free cash flow	327	265

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to our 2012 financial guidance (including revenues, EBITDA, capital intensity, Adjusted EPS, and free cash flow), our business outlook, objectives, plans and strategic priorities, BCE’s 2012 annualized common share dividend, targeted dividend payout ratios, the expected timing and completion of, and the benefits expected to result from, BCE Inc.’s (BCE) proposed acquisition of Astral Media Inc. (Astral), the expected contribution of Astral to BCE’s earnings and free cash flow, our 4G LTE wireless network deployment plans, and other statements that are not historical facts, are forward-looking. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at May 3, 2012 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any nonrecurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after May 3, 2012. The financial impact of these transactions and nonrecurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented for the purpose of providing information about management’s current expectations and plans relating, in particular, to 2012, and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

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Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements for 2012 contained in this news release, including, but not limited to:

Economic and Market Assumptions

  growth in the Canadian economy of approximately 2.4% in 2012 based on the Bank of Canada’s most recent estimate, a 40 basis point increase compared with an earlier estimate of 2.0%;

  continued weak product sales, reflecting deferred business customer spending given the slow pace of economic growth;
  a softer advertising market expected for Bell Media;
  an ongoing intense level of wireline competition in both consumer and business markets;
  higher wireline replacement, due primarily to increasing wireless and Internet-based technological substitution; and
  wireless industry penetration gain of 4 to 5 basis points in 2012 driven, in particular, by increased competition, the accelerating adoption of smartphones, tablets and data applications, as well as by the introduction of more LTE devices.

Operational Assumptions Concerning Bell Wireline (excluding Bell Aliant)

  stabilizing residential NAS line erosion rate as we leverage our broadband investment in IPTV to drive three-product household penetration, increase our MDU market share, and generate higher pull-through attach rates for our residential Internet and home phone services;
  in particular, targeted retention and service bundle offers, customer win backs and better service execution to contribute to the improvement in residential NAS line losses year over year, subject to the risk of more aggressive service bundle offers from our cable TV competitors and marketing actions from the newer wireless entrants which could lead to higher residential NAS line losses;
  increased subscriber acquisition at Bell TV to be driven by increased customer adoption of Fibe TV, and our ability to seek greater penetration within the MDU market, capitalize on our extensive retail distribution network, which includes The Source, and leverage our market leadership position in high definition programming;
  improved subscriber acquisition at Bell Internet to be driven by pull-through from Fibe TV and increased adoption of Fibe Internet packages as we leverage our expanding broadband fibre network to offer higher-speed service to customers in more areas;
  increased business customer spending, new business formation and higher demand for connectivity and ICT services, as the economy strengthens and employment rates improve, to result in a gradual improvement in the performance of our Business Markets unit, subject to the risk of business customers adopting more conservative strategies which could result in lower capital spending requirements, deferral of ICT projects and increased NAS erosion;
  cost savings and labour efficiency gains to be achieved from a reduced management workforce, lower corporate support group costs, renegotiated contracts with our vendors and outsource suppliers, client care and field service productivity improvements, managing content costs and reducing traffic that is not on our own network;
  continued customer migration to IP-based systems and competitive re-price pressures in our business and wholesale markets;
  increasing EBITDA contribution from growth services;
  approximately 3.3 million Bell Fibe TV-ready households by the end of 2012.

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Operational Assumptions Concerning Bell Wireless (excluding Bell Aliant)

  Bell Wireless to benefit from the flow-through of significant investments made in 2011 in customer acquisition and retention, along with continued acceleration in smartphone activations and data usage;
  incumbents and newer wireless entrants to continue aggressive competition in 2012 and newer wireless entrants to continue enhancing the breadth and reach of their networks, improving their distribution reach and expanding their device portfolios;
  wireless revenue growth to be underpinned by ARPU driven by a higher mix of smartphone and higher-value postpaid customers, increased distribution in western Canada, new services, and continued disciplined price management;
  Bell Wireless to benefit from ongoing technological improvements by manufacturers in our handset and device lineup and from faster data speeds that are allowing our clients to optimize the use of our services;
  Bell Wireless to maintain a reasonable market share of the incumbent wireless postpaid market;
  higher subscriber acquisition and customer retention costs, as well as the continued deployment of our wireless LTE network in urban markets while continuing to leverage our wireless HSPA+ network.

Operational Assumptions Concerning Bell Media

  building and maintaining strategic supply arrangements for content on four screens, successfully acquiring high-rated programming and differentiated content to execute on Bell’s multi-screen content strategy, producing and commissioning high-quality Canadian content, and producing market-leading news;
  revenue growth in our sports broadcast operations to be generated primarily by increased subscription revenue;
  increased costs to secure content in our sports broadcast operations as we face greater competition from both new and established entrants, and as market rates for specialty content generally increase;
  investment in programming and marketing and launch of new services in both English and French for our non-sports specialty services, in combination with ongoing investment in high definition services;
  maintaining our strong market position in our radio operations by leveraging strategic investments made in 2011; and
  the achievement of productivity gains and other operating efficiencies related to Bell Media integration synergies.

Financial Assumptions Concerning Bell (excluding Bell Aliant) and BCE

  Bell’s total pension expense to be approximately $90 million, based on an estimated accounting discount rate of 5.1% and an expected return on plan assets of 6.75%, comprised of an estimated above EBITDA current service pension cost of approximately $190 million and an estimated below EBITDA net pension finance return of approximately $100 million;
  Bell’s total pension plan cash funding to be approximately $375 million;
  Bell’s cash taxes to be approximately $300 million;
  net interest paid to be approximately $675 million;
  BCE’s total pension expense to be approximately $150 million, including approximately $60 million for Bell Aliant, comprised of an estimated above EBITDA current service pension cost of approximately $250 million and an estimated below EBITDA net pension finance return of approximately $100 million;

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  depreciation and amortization expense approximately $125 million higher compared to 2011;
  severance, acquisition costs and other of approximately $100 million;
  an effective tax rate of approximately 23%;
  tax adjustments (per share) of approximately $0.10 to $0.15;
  the repayment of $500 million of 2012 long-term debt maturities; and
  an annual common share dividend of $2.17 per share.

The foregoing assumptions, although considered reasonable by BCE on May 3, 2012, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward looking statements, including our 2012 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2012 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants and their ability to launch or expand services, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, average revenue per unit and financial results;
  the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that use only wireless telephone services;
  the increased adoption by customers of alternative TV services;
  variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and subsidy levels;
  regulatory initiatives or proceedings, litigation, changes in laws or regulations and tax matters;
  general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services;
  our ability to implement our strategies and plans in order to produce the expected benefits, including our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service;
  our ability to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services;
  our failure to maintain network operating performance including as a result of the significant increase in broadband demand and in the volume of wireless data driven traffic;
  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, equipment, facilities, information technology (IT) systems, software and other assets;
  our failure to implement, on a timely basis, or maintain effective IT systems and the complexity and costs of our IT environment;
  the complexity of our product offerings and pricing plans;
  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, essential products and services;

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  the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects;
  ineffective management of changes resulting from restructurings and other corporate initiatives and from the integration of business units and business acquisitions;
  increased contributions to employee benefit plans;
  labour disruptions;
  capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for BCE’s dividend payments and to fund capital and other expenditures and generally meet our financial obligations;
  our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies;
  launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership;
  the theft of our satellite television services;
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from challenging economic conditions, cyclical and seasonal variations and competitive pressures, and on securing commercially favourable distribution arrangements with broadcasting distribution undertakings;
  the adverse effect of new technology and increasing fragmentation in Bell Media’s television and radio markets;
  royalties payable by Bell Media under licences pursuant to the Copyright Act may increase;
  health concerns about radio frequency emissions from wireless devices;
  our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks;
  employee retention and performance;
  BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions;
  there can be no certainty that dividends will be declared by BCE’s board of directors or that BCE’s dividend policy will be maintained;
  stock market volatility;
  the expected timing and completion of the proposed acquisition of Astral and of an interest in MLSE are subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, in the case of Astral, court, shareholder and regulatory approvals and, in the case of MLSE, regulatory and sports league approvals;
  the benefits expected to result from the proposed acquisition of Astral are subject to the successful and timely integration and consolidation of Astral’s operations, procedures and personnel; and
  the expectation that Astral’s acquisition will be accretive to BCE’s earnings and free cash flow is subject to the risks faced by Astral’s business, certain of which are described in Astral’s MD&A for the year ended August 31, 2011, as updated in Astral’s subsequent quarterly MD&As.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results.

We encourage investors to also read BCE’s 2011 Annual MD&A dated March 8, 2012 (included in the BCE 2011 Annual Report) and BCE’s 2012 First Quarter MD&A dated May 3, 2012, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

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About BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s leading television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Media inquiries:
Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

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